News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	February 26, 2021

SEABRIDGE GOLD TO PRESENT
AT THE BMO 30TH GLOBAL METALS & MINING CONFERENCE

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) Chairman and Chief Executive Officer Rudi Fronk will be presenting at the BMO 30th Global Metals and Mining Conference on Thursday, March 4, 2021 at 11:15 a.m. Eastern Time. The live presentation will be available at bmo.qumucloud.com/view/2021-gmm-seabridgegold.

ABOUT SEABRIDGE

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets are the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com